UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 3, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

This Form 6-K consists of the ad hoc release of UBS AG which appears immediately following this page.

UBS

Ad hoc release

Changes to the UBS Board of Directors

Zurich/Basel | 03.02.2012 07:00 | Price Sensitive Information

Beatrice Weder di Mauro and Isabelle Romy to be nominated for election to UBS Board of Directors at the Annual General Meeting on 3 May 2012

Bruno Gehrig will not stand for reelection to the UBS Board

Zurich/Basel, 3 February 2012 – The UBS Board of Directors will nominate Beatrice Weder di Mauro and Isabelle Romy for election as new members of the Board at the Annual General Meeting of Shareholders on 3 May 2012. Bruno Gehrig, along with Kaspar Villiger, will not stand for reelection.

Beatrice Weder di Mauro, born in 1965, has been a professor of economics, economic policy and international macroeconomics at the Johannes Gutenberg University of Mainz since 2001. Since 2004 she has been a member of the German Council of Economic Experts. Between 1994 and 1997 she was an economist for the World Bank and the International Monetary Fund (IMF) in Washington, and since 2010 she has been a member of the European Advisory Group of the IMF.

Isabelle Romy, born in 1965, is a partner at the Swiss law firm Niederer Kraft & Frey, which is based in Zurich and active internationally. She specializes in international litigation and arbitration. In addition, she has been an associate professor at the University of Fribourg and at the Federal Institute of Technology in Lausanne (EPFL) since 1996. Between 2003 and 2008, she served as a deputy judge at the Swiss Federal Supreme Court. Since 2002 she has been a member of the Sanction Commission of the SIX Swiss Exchange and has been its Vice-Chairman since 2008.

UBS Board Chairman Kaspar Villiger commented “I thank Bruno Gehrig for his commitment to, and the valuable expertise he displayed while serving in, the UBS Board. At the same time I am pleased to propose to shareholders two internationally recognized personalities in Beatrice Weder di Mauro and Isabelle Romy, both of whom are highly regarded even outside expert circles, for election to the Board. I am convinced that the valuable experience they have gained in the economic and legal spheres will enrich the Board and prove advantageous to UBS.”

Axel Weber, who supports both nominations, will, subject to election to the Board, take over as Chairman as was already communicated on 15 November 2011.

UBS’s 2012 Annual General Meeting will take place on 3 May in the Zurich Hallenstadion.

Beatrice Weder di Mauro

Beatrice Weder di Mauro is an expert in macroeconomics and international capital markets research. She was the first woman to become a member of the German Council of Economic Experts. She was born on 3 August 1965 and is a Swiss and Italian citizen.

Professional experience and education

2010	Resident Scholar, International Monetary Fund, Washington D.C.

2006	Visiting Scholar, National Bureau of Economic Research, Cambridge, MA

since 2004	Member of the German Council of Economic Experts, Wiesbaden

since 2003	Research Fellow of the Center for Economic Policy Research (CEPR), London

2002 – 2004	Member of the Swiss Federal Commission on Economy, Bern

since 2001	Professor of Economics at the University of Mainz

1998 – 2001	Associate Professor of Economics at the University of Basel

1997 – 1998	Research Fellow, United Nations University, Tokyo

1996 – 1997	Economist, World Bank, Washington D.C.

1994 – 1996	Economist, International Monetary Fund, Washington D.C.

1993	Dr. rer. pol. (Ph.D. in Economics), University of Basel

1989 – 1993	Scientific Assistant, University of Basel

Important mandates

since 2006	F. Hoffmann-LaRoche AG, Basel, member of the Supervisory Board

since 2010	ThyssenKrupp AG, member of the Supervisory Board

September 30,

since 2010	International Monetary Fund, Washington D.C., member of the European Advisory Group, USA

since 2010	World Economic Forum, Chairman, Global Agenda Council on Financial Crisis

since 2011	Deutsche Investitions- und Entwicklungsgesellschaft, Board member

Isabelle Romy

Isabelle Romy is professor of law and partner in one of Switzerland’s most renowned law firms. Her practice focuses on international litigation and arbitration. In her career she has advised Swiss companies, in particular banks, on private international law and judicial assistance issues in trans-national civil proceedings. She regularly acts as an expert witness on various Swiss law issues. She was born on 4 January 1965 and is a Swiss citizen.

Professional experience

September 30,
since 2003	Partner, Niederer Kraft & Frey AG (associate 1995 – 2003)

since 1996	Associate Professor at the University of Fribourg (Switzerland) and at the Federal Institute of Technology in Lausanne (EPFL)

since 2008	Vice-Chairman of the Sanction Commission of the SIX Swiss Exchange (member since 2002)

2003 – 2008	Deputy judge at the Swiss Federal Supreme Court, Lausanne

1999 – 2006	Member of the Ethics Commission at the Federal Institute of Technology (EPFL)

1994 – 1996	Teaching assistant (criminal law), University of Lausanne

1986 – 1989	Scientific Assistant (commercial law), University of Lausanne

Education

1993 – 1996	Professorial thesis at the University of Fribourg

1992 – 1994	Visiting scholar at Boalt Hall School of Law, University of California, Berkeley

1991	Admitted to the bar of the Canton Vaud (Rechtsanwältin)

1989	University of Lausanne, doctoral thesis (Dr. iur.)

UBS AG

Contact

Switzerland: +41-44-234-85 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title: Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Director

Date: February 3, 2012